Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

April 18, 2019

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No.1 to

Registration Statement on Form F-1

Submitted March 28, 2019

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2019 regarding our Amendment No.1 to Registration Statement on Form F-1 (the “Amendment No.1”) previously submitted on March 28, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No.2.

Please note that new language we are including in Amendment No.2 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1. As previously stated, please revise your disclosure to clearly state on the cover page the pricing information for the secondary offering. In addition, we note the increased size of the secondary offering. Please clarify on the prospectus cover page and elsewhere as applicable whether any sales in the secondary offering will occur prior to the closing of the shares to be sold in your initial public offering. If the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

Response: In response to Staff’s comment, we have revised the cover page and other sections as applicable to clarify that the selling shareholder will not sell shares concurrently with the offering and will be subject to a lock-up period of 60 days after the commencement of the first sale. Because the primary offering and secondary offering will not be concurrent, the secondary offering will not hinder our ability to raise funds in the primary offering.

2. We note your revised disclosures continue to reflect a secondary offering in addition to your offering, but that you have deleted the disclosure regarding proceeds to the selling stockholder. Please restore disclosure relating to the selling stockholder’s net proceeds as required by Item 501(b)(3) of Regulation S-K.

Response: In response to Staff’s comment, we have added the disclosure regarding proceeds to the selling stockholder.

Risk Factors

Risks Related to the Offering and Our Ordinary Shares, page 13

3. We note that Section 161(2) of your amended and restated articles provides that shareholders waive any claim they may have against any director on account of any action taken by the director or the failure of the director to take any action in the performance of his duties, subject to certain exceptions. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders’ ability to bring claims. Please also disclose whether the provision applies to federal securities claims under the Securities Exchange Act of 1934 or

Securities Act of 1933.

Response: In response to Staff’s comment, we added a risk factor disclosing the above referenced provision and it may potentially discourage claims and limit shareholders’ ability to bring claims.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

4. We note your other products on page 42 represents 15.6% and 14.0% of total sales for the six months ended September 30, 2018 and 2017. You state on page 43 that the 20.8% increase is mainly due to increases in your protein powder product sales. Please revise to disaggregate any products within this large product line or tell us why, with quantification, that is not required.

Response: In response to Staff’s comment, we believe it is not necessary to single out protein powder products as an independent product line because it only accounts a very small portion of our total revenue. The sales from protein powder products increased from approximately $92,000 for six months ended September 30, 2017 to approximately $628,000 in the same period of 2018, an increase of approximately $536,000 or 580%. It is true that the sales increase from protein powder products contributed over 60% of the growth of the revenue under the other products category, but the actual percentage of revenue derived from the sales of the protein powder products is still small – less than 2%, which is insignificant compared with the percentage of revenue generated by other product lines that we have been extensively discussed in the MD&A. In fact, we have over 20 products under other products category and none of these products individually account more than 5% of the total revenues. Therefore, we believe these products do not need to be disaggregated.

Principal Shareholders, page 76

5. We note your management information now appears to be finalized. Please update your table to reflect beneficial ownership information for the individuals set forth in the first paragraph on page 76.

Response: In response to Staff’s comment, we have updated the table on page 76 to include all directors and executive officers.

Underwriting

Lock-Up Agreements, page 104

6. Your revised disclosures here state that all existing shareholders are subject to a lock-up agreement, but your disclosures in the third and fourth paragraphs on page 92 state that the agreement applies to directors, officers and beneficial owners of 5% or more of outstanding shares. Please reconcile your disclosures.

Response: In response to Staff’s comment, we have revised disclosure on page 104 to clarify that lock-up only applies to directors, officers, the selling shareholder and beneficial owners of 5% or more of outstanding shares.

Consolidated Financial Statements for the Six Months ended September 30, 2018

Note 9. Shareholder’s Equity, page F-43

7. Regarding the March 4, 2019 subdivision, cancellation and sale of your ordinary shares described on pages F-43 and F-45, please provide the following regarding this change in your capitalization:

●	tell us why you subdivided your 50,000 shares into 100,000,000 shares and then cancelled 77,223,100 shares,

Response: The subdivision and cancellation of shares is the legal procedure to essentially effectuate a forward split of the issued and outstanding ordinary shares according to Cayman Islands corporate laws. For purpose of a forward split of the issued and outstanding ordinary shares from 50,000 to 23,000,000, the Company would have subdivided the then issued and outstanding 50,000 shares into 100,000.000 shares and then cancel 77,000,000 shares. Due to the transfer of 223,100 shares between two shareholders disused, below, the Company cancelled 77,223,100 shares intead.

●	revise your annual and interim financial statements to retrospectively reflect the stock subdivision (split) and cancellation in all periods presented,

Response: We have revised our annual and interim financial statements to reflect the stock subdivision and cancellation in all periods presented retrospectively.

●	the details of the 223,100 share sale including the identity of the purchaser and how the $111.55 par value was derived, and

Response: At the same time of the forward split, there was a share transfer of 223,100 shares from one individual shareholder (Tan Shuyin) to another (Zhang Hongling). The nature of the transfer is a gift from the husband to his wife. But instead of transferring the shares directly, the Company repurchased and cancelled the previous shareholder’s shares and issued the exact same amount of shares to the new shareholder for $111.55 on a par value basis, which is a common practice to do share transfer in Cayman Islands. Since neither the transferor nor the transferee held more than 5% of the issued and outstanding, the Company did not disclose their information.

●	explain to us why the number of weighted average ordinary shares outstanding in Summary Financial Data on page 8 presents 25,027,678 and 25,000,000 shares for 2018 and 2017, respectively. The number of shares in Summary Financial Data should agree with that presented in the financial statements or tell us why they do not.

Response: We have revised the number of weighted average ordinary shares outstanding in Summary Financial Data on page 8 to agree to the financial statements presented in the Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

8. Please update your disclosures in this section. We note that your disclosure in this section does not appear to be consistent with information reflected in your revised Note 9 to your financial statements, and your beneficial ownership and selling shareholder tables.

Response: In response to Staff’s comment, we have added a new paragraph in Item 7 to describe the stock subdivision and it now agrees to Note 9 to our financial statements, our beneficial ownership and selling shareholder tables.

Exhibits

9. We refer to the revised Exhibit 5.1 opinion filed in response to prior comment 6. The revised assumption in Section 1.5 of the opinion continues to assume material facts related to the valid issuance opinion. Please file an amended opinion without this assumption or explain why it is necessary and appropriate. Please also note that the opinion should be dated.

Response: In response to Staff’s comment, we have revised the Section 1.5 of the Exhibit 5.1 opinion and dated the opinion.

10. We note your response to prior comment 8. Your revised opinion in Sections 2.4 and 2.5 appear to refer to the same governing document. Please tell us whether the document referenced in the opinion is filed as Exhibit 3.2. If yes, please file an amended version of the document that is dated. We also note that Exhibit 3.1 is not dated. If Exhibit 3.1 is currently in effect, please file the dated version. You also disclose on page 78 that as of the date of the prospectus, you have 100 million authorized ordinary shares. We note that this statement is not consistent with the documents filed as Exhibits 3.1 and 3.2. Please either revise the disclosure to correspond to Exhibits 3.1 and 3.2, or file the governing documents that are currently in effect.

Response: In response to Staff’s comment, the Cayman counsel has revised Section 2.5 to clarify that it refers to a different document. The current Exhibit 3.1 and Exhibit 3.2 together constitutes the complete amended and restated Memorandum and Articles of Associations, which are the governing documents to become effective upon closing of this offering.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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